Accelerize New Media, Inc.
6477 Highway 93 South
Suite 303
Whitefish, Montana 59937
(406) 892-2161

January 31, 2007

By Facsimile

Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Accelerize New Media, Inc. Registration Statement on Form SB-2 Filed December 22, 2006 File No. 333-139586

Dear Ms. Garnett:

The purpose of this letter is to respond to your letter of January 18, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 1 to Form SB-2 (the “Amended SB-2”).

General

1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Response: We do not intend to use any pictures, graphics or artwork in the prospectus.

2.
We note that the offering will be made at fixed or negotiated prices. However, as long as there is no market for your shares, the prospectus must include a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly. We note disclosure in footnote (1) to the registration fee table indicating that the selling shareholders will sell their shares at a fixed price of $0.15 per share until the common stock is quoted on the OTCBB.

Response: We have revised the prospectus, including the cover page, to include a fixed price of $0.15 per share absent trading on the OTCBB.

United States Securities and Exchange Commission

January 31, 2007

Our Company, page 3

3.
Assuming the TDRG Acquisition is closed, please revise this section to more clearly describe what appears, based on disclosure elsewhere in the prospectus, to be your three lines of business: online advertising through your content networks, sales of map software, and debt settlement referrals. Please briefly describe the relative importance of each of these businesses, based on your pro forma financial information. Please provide similar disclosure in “Business Overview” section on page 16.

Response: We have revised this section and the “Business Overview” section to describe more clearly our three lines of business and their relative importance based on our pro forma financial information.

4.
With respect to your content networks, please disclose whether you generate any of the content in these networks or if it is all obtained through publicly available information and contractual partners.

Response: We have revised this section to disclose that except for the contents of our blogs www.secinvestor.com and www.executiveinvestigator.com, which are based on publicly available information, but are authored by our employees, all of the content in our networks is obtained from publicly available information that we gather, or provided to us by contractual partners.

5.	Please include examples of your most important portals.

Response: We have included the requested examples in the Amended SB-2.

Market Trends, page 19

6.	Please include disclosure regarding competitive trends, including the increase in competition in the on-line advertising business.

Response: We have included the requested disclosure in the Amended SB-2.

Executive Compensation, page 37

7.
Please update your disclosure to comply with revised Item 402 of Regulation S-B. For guidance, refer to Securities Act Release No. 33-8732 (published August 29, 2006) and the Division of Corporation Finance’s Transition Questions and Answers, which are available at www.sec.gov.

Response: We have updated our disclosure to comply with revised Item 402 of Regulation S-B to the extent applicable.

United States Securities and Exchange Commission

January 31, 2007

Financial Statements and Notes

8.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Response: We acknowledge that we will continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Accelerize New Media, Inc.

Pro Forma Statements of Operations

9.	Tell what consideration was given to including pro forma earnings per share and weighted average shares outstanding in your pro forma statements of operations.

Response: We have revised our pro forma statements of operations to include the pro forma earnings per share and the weighted average shares outstanding.

Note 1: Description of Transaction and Basis of Presentation, page F-6

10.
You expect to acquire the accounts receivable and substantially all intangible assets of The Debt Reduction Group, LLC (“DRG”) in consideration of issuing 3,500,000 shares of your common stock to the managing members of DRG as well as granting 500,000 warrants to certain of DRG’s employees which may be earned based upon certain milestones. Please expand your disclosure to include the total aggregate purchase price for DRG. In addition, clarify how you determined the value assigned to the equity interests issuable as part of the transaction. Reference is made to paragraphs 6 and 23 of SFAS 141.

Response: We have expanded our disclosure to include the total aggregate purchase price for DRG.

We determined the aggregate purchase price based on the fair value of the consideration (i.e., our shares of common stock) given because it is more clearly evident. While we have no active market for our shares at the time of the transaction, we issued our Series A preferred shares shortly before the acquisition of DRG. The Series A preferred shares are convertible into shares of common stock. The conversion rate is fixed at $0.15 per share of common stock. The holders of the Series A preferred shares have certain additional rights compared to the holders of common stock, such as, among other things, 10% dividend, registration rights, right of first refusal on subsequent financings exceeding $100,000, and liquidation preference. Based on such rights, we determined that the fair value of the shares of common stock at the time of the issuance of the Series A preferred shares amounted to approximately $0.09, which is a discount of 40% from the conversion price of the Series A preferred shares ($0.15). Again, because the negotiations to acquire DRG commenced at the same time that we closed on the Series A preferred shares, and because a preliminary agreement was reached an agreement to acquire DRG in December 2006, we believe that the fair value of our shares given as consideration for DRG, based on the conversion rate of our Series A preferred shares, after factoring the aforementioned additional rights estimated at 40%, was a more clearly evident and, thus, more reliable measure of fair value of the net assets acquired. This fair value was further adjusted for the tangible assets we received, amounting to approximately $42,000 on a pro forma basis, and liabilities assumed, amounting to approximately $105,000 on a pro forma basis. The adjusted fair value of the consideration amounted to approximately $220,000.

United States Securities and Exchange Commission

January 31, 2007

Furthermore, in valuing the fair value of the net assets acquired, we excluded the fair value warrants, which are contingent on achieving specified revenues and earnings levels in future periods, pursuant to FAS 141, paragraph 28. We also excluded 1,750,000 shares which were placed in escrow for a period of one year to secure payment of any claims for losses under indemnification provisions under the purchase agreement.

Unfortunately, however, there was a computational error in our initial proforma financial statements whereas the value of the consideration was understated by approximately $111,000. The adjusted fair value of the consideration amounted to approximately $220,000. We have revised the pro forma financial information accordingly.

Note 2: Unaudited Pro Forma Adjustments, page F-6

11.	You have recorded a pro forma adjustment to increase intangible assets by $111,094. Please disclose the nature of the intangible assets acquired and the respective useful lives.

Response: The intangible assets acquired consist of goodwill. There were other intangible assets acquired pursuant to this transaction, such as web site names, none of which have any significant value. We have revised the caption on the pro forma balance sheet to reflect more accurately the type of intangible asset resulting from this transaction. Also, we have disclosed a description of the factors that contributed to a purchase price that result in the recognition of goodwill.

12.
It does not appear that you have made an adjustment to your pro forma statements of operations to disclose amount of amortization expense that would be incurred related to amortizable intangible assets acquired in the acquisition of DRG. Please advise us or revise accordingly.

Response: The intangible asset acquired consists of goodwill. Accordingly, pursuant to FAS 142, paragraph 18, goodwill is not amortized but rather is evaluated periodically for impairment. We believe that there is no impairment of the goodwill at this time. Accordingly, no adjustment to our pro forma statements of operations was deemed necessary.

United States Securities and Exchange Commission

January 31, 2007

Nine Months Ended September 30, 2006

Note 4: Stockholders’ Equity, page F-17

Preferred Stock

13.	Consider expanding your disclosure to include the relevant terms of your Series A Preferred Stock consistent with the disclosures included on page 24 of your MD&A.

Response: We have revised our disclosure in Note 4- Stockholders’ Equity, page F-17 to include the relevant terms of our Series A Preferred Stock consistent with the disclosures included on page 24 of our MD&A.

Warrants

14.
We note that in connection with the issuance of preferred stock the Company issued warrants to the purchasers. We also note the total net proceeds from the transaction appear to be allocated to the preferred stock line item in your financial statements. Generally proceeds from the issuances of convertible securities with other equity securities (i.e., warrants) should be allocated between the preferred stock and the other securities issued based on the relative fair values of the components. In your situation, it is not clear if you allocated a portion of the proceeds to the value of the warrants issued which should be included in additional paid-in capital. Please advise us or revise your accounting and disclosures accordingly.

Response: We revised our accounting to allocate the proceeds from the issuance of the Series A preferred shares between the preferred stock and the warrants based on their relative fair value.

Audited Financial Statements of Accelerize New Media, Inc.

Note 1: Description of Business and Basis of Presentation, page F-25

15.
You were formed through the combination of the business operations of EDGAR index and MapGui, both of which were private business entities of the Company’s current management team. Please tell us and consider disclosing how you accounted for this formation transaction and your basis in GAAP for your treatment. In addition, it appears the predecessor information represents the operations of Accelerize as a sole proprietorship. Clarify the timing of the formation transactions and explain why your presentation of the historical information of Accelerize as a sole proprietorship is appropriate given your accounting treatment for the formation transaction.

Response: We believe that the statement in the description of the business was inaccurate. When Accelerize was operating as a sole proprietor, it was selling two products, EDGAR Index and MapGui, which were continued under the corporate entity of Accelerize New Media, Inc. effective November 22, 2005. We have revised our business description to clarify that this was a mere continuation of the business, and not a combination.

United States Securities and Exchange Commission

January 31, 2007

Debt Reduction Group Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-46

Revenue Recognition

16.
We note the Company earns its fees upon payment to the debt settlement agency within the first eight months of the debt solution program assuming that all consumers will make all payments. Given the monthly payments by consumers are usually over a period ranging between 1 to 3 years, please advise how you earn your fees within the first eight months. Tell us what your exposure is to refunds subsequent to the eight month period, if any and expand your disclosure to quantify actual refunds made for each fiscal year.

Response: Please find below an excerpt from the Staff Accounting Bulletin No. 104, Revenue Recognition, Topic 13 A. 4., “Fixed or determinable sales price”, paragraph d:

“Facts: Company M performs claims processing and medical billing services for healthcare providers. In this role, Company M is responsible for preparing and submitting claims to third-party payers, tracking outstanding billings, and collecting amounts billed. Company M's fee is a fixed percentage (e.g., five percent) of the amount collected. If no collections are made, no fee is due to Company M. Company M has historical evidence indicating that the third-party payers pay 85 percent of the billings submitted with no further effort by Company M. Company M has determined that the services performed under the arrangement are a single unit of accounting.

Question: May Company M recognize as revenue its five percent fee on 85 percent of the gross billings at the time it prepares and submits billings, or should it wait until collections occur to recognize any revenue?

Interpretive Response: The staff believes that Company M must wait until collections occur before recognizing revenue. Before the third-party payer has remitted payment to Company M's customers for the services billed, Company M is not entitled to any revenue. That is, its revenue is not yet realized or realizable. Until Company M's customers collect on the billings, Company M has not performed the requisite activity under its contract to be entitled to a fee. Further, no amount of the fee is fixed or determinable or collectible until Company Ms' customers collect on the billings.”

We believe that the fact pattern of Company M is similar to DRG. DRG is responsible for the selling and marketing debt reduction programs from a debt settlement agency to consumers and the services performed end when the consumer enters into an agreement with the debt settlement agency. DRG is not entitled to any revenues until the consumer (the third party) has remitted payments to the debt settlement agency (Company M’s customers). Until the debt settlement agency collect on the billings, DRG has not performed the requisite activity under its contracts to be entitled to a fee. Accordingly, DRG defers the recognition of revenue only once the debt settlement agency receives the payments from the consumers.

United States Securities and Exchange Commission

January 31, 2007

However, DRG’s revenues are adjusted for a refund provision included in its agreement with the debt settlement agency. We rely on the following guidance to address this issue.

Please find below an excerpt from the Staff Accounting Bulletin No. 104, Revenue Recognition, Topic 13 A. 4., “Fixed or determinable sales price”, paragraph d:

“Question 2

Question: Will the staff accept an analogy to Statement 48 for service transactions subject to customer cancellation privileges other than those specifically addressed in the previous question?

Interpretive Response: The staff has accepted the analogy in limited circumstances due to the existence of a large pool of homogeneous transactions and satisfaction of the criteria in the previous question. Examples of other arrangements involving customer cancellation privileges and refundable service fees that the staff has addressed include the following:

•
a leasing broker whose commission from the lessor upon a commercial tenant's signing of a lease agreement is refundable (or in some cases, is not due) under lessor cancellation privileges if the tenant fails to move into the leased premises by a specified date.

•
a talent agent whose fee receivable from its principal (i.e., a celebrity) for arranging a celebrity endorsement for a five-year term is cancelable by the celebrity if the celebrity breaches the endorsement contract with its customer.

•
an insurance agent whose commission received from the insurer upon selling an insurance policy is refundable in whole for the 30-day period that state law permits the consumer to repudiate the contract and then refundable on a declining pro rata basis until the consumer has made six monthly payments.

In the first two of these cases, the staff advised the registrants that the portion of revenue subject to customer cancellation and refund must be deferred until no longer subject to that contingency because the registrants did not have an ability to make reliable estimates of customer cancellations due to the lack of a large pool of homogeneous transactions. In the case of the insurance agent, however, the particular registrant demonstrated that it had a sufficient history of homogeneous transactions with the same characteristics from which to reliably estimate contract cancellations and satisfy all the criteria specified in the previous question. Accordingly, the staff did not object to that registrant's policy of recognizing its sales commission as revenue when its performance was complete, with an appropriate allowance for estimated cancellations.”

DRG has maintained historical data dated between March 2002 and May 2005, when it provided both the sales and marketing of debt solutions program and was providing such debt solutions programs to end users, compiling the total receipts it received from consumers compared to the total contractual payments consumers were obligated to pay. The data covered the payment history of 1,800 consumers, most of which generating fees between $2,000 and $3,500. The data has been consistent from year to year. The total receipts during this period amounted to approximately $3.42 million and the total contractual payments consumers were obligated to pay during the comparable period amounted to $4.76 million. Accordingly, DRG has estimated that its collection rate amounted to approximately 72%. The difference, 28%, is the refund rate that DRG uses to estimates its reserve for refunds. We also note that the refund rate with the debt settlement agency has been consistent with such rate for the period between June 2005 and today and that this debt settlement agency offers comparable debt solutions program that DRG was offering between March 2002 and May 2005.

United States Securities and Exchange Commission

January 31, 2007

Because DRG has the ability to make reliable estimates of refunds due to large pool of homogeneous transactions with the same characteristics, over a relatively long period of time, we believe it satisfies all the criteria for recognizing the revenues as described in the first part of our reponse, with an appropriate allowance for estimated refunds.

Part II

Exhibit 5.1

17.
We note that the draft opinion indicates that the registration statement covers an aggregate of 19,826,519 shares of common stock. This amount is inconsistent with the registration statement fee table and the prospectus cover page, which reflect an aggregate of 16,826,519 shares. Please revise as appropriate to reconcile the two amounts.

Response: We acknowledge that the number of shares in the draft opinion was erroneous due to a typographical error. The opinion filed with the Amended SB-2 indicates the correct number which is 16,826,519.

We acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from talking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

January 31, 2007

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (406) 892-2161, or our attorney, Mr. Truman J. Bidwell, Esq. at (212) 660-3032 if you have any questions or require additional information.

Sincerely,

ACCELERIZE NEW MEDIA, INC.

/s/ Brian Ross
By: Brian Ross
Title: President, Chief Executive Officer and Secretary

cc:	Michael McTiernan, Esq. (via facsimile)
United States Securities and Exchange Commission

Truman J. Bidwell, Esq. (via facsimile)
Sullivan & Worcester LLP